JONES, WALKER, WAECHTER,
POITEVENT, CARRERE & DENEGRE, L.L.P.
201 ST. CHARLES AVENUE
NEW ORLEANS, LOUISIANA 70170-5100

February 18, 2005

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CenturyTel, Inc.
Preliminary Consent Solicitation Statement on Schedule 14A
Originally filed January 21, 2005
Commission File No. 0-50260

Ladies and Gentlemen:

     On behalf of CenturyTel, Inc. (the “Company”), we hereby file under cover of Schedule 14A, via direct transmission to the Commission’s EDGAR system, revised copies of the Company’s preliminary consent solicitation statement and related solicitation materials that were originally filed with the Commission on January 21, 2005.

     By letter dated February 3, 2005, the Commission’s staff provided the Company with certain comments regarding the consent solicitation statement referenced above. In responding to those comments on behalf of the Company, we have numbered and reproduced below the full text of the staff’s comments in italics, each of which is followed by the Company’s response. We have furnished by telecopy to each of Michele M. Anderson and Reginald A. Norris of the staff a copy of this letter and the consent solicitation statement and related materials filed herewith, marked to show all changes from the original filing.

General

1.	It appears that your solicitation of consents to the proposed amendments to the purchase contract agreement may constitute an offer of a new security. In this regard, it appears that unit holders are effectively making a new investment decision when considering whether to accept units that will:

•	be subject to new settlement provisions;
•	trade separately on the NYSE; and
•	trade under a different CUSIP number.

JONES, WALKER, WAECHTER, POITEVENT, CARRERE & DENEGRE L.L.P.

201 ST. CHARLES AVENUE • NEW ORLEANS, LOUISIANA 70170-5100 • 504-582-8000 • EMAIL info@joneswalker.com • www.joneswalker.com

BATON ROUGE            HOUSTON            LAFAYETTE            MIAMI            NEW ORLEANS            WASHINGTON, D.C.

United States Securities and Exchange Commission
February 18, 2005

Please provide us with your legal analysis of why Section 2(a)(3) and Rule 145(a) of the Securities Act of 1933 do not apply to this solicitation or, in the alternative, advise us how you are complying with these provisions. In addition, please tell us why the solicitation of consents to amend the purchase contract agreement does not also constitute a tender offer to exchange units subject to Regulation 14E and Rule 13e-4 of the Securities Exchange Act of 1934.

Response to Comment 1:

     Prior to the Company filing its preliminary solicitation materials with the Commission on January 21, 2005, we helped structure the Company’s proposed amendments to minimize their impact on the equity unit holders and reviewed applicable securities law issues with Pillsbury Winthrop LLP, counsel to the Company’s financial advisor. Based on these discussions, we concluded, and Pillsbury Winthrop LLP concurred, that the Company’s proposed consent solicitation would not constitute an offer or sale of a new security. In response to your letter of February 3, 2005, we have re-reviewed in detail our prior analysis of case law, SEC no-action letters and secondary sources. For the reasons outlined below, this review has re-affirmed our belief, and the belief of Pillsbury Winthrop LLP, that the proposed consent solicitation will not constitute an offer or sale of a new security. In response to your letter we have also substantially revised the Company’s preliminary consent solicitation statement to, among other things, further highlight and illustrate the Company’s belief that its proposed amendments will not change the basic economic rights of the equity unit holders.

Background

     The Company issued the purchase contracts as part of its outstanding equity units in May 2002. Each purchase contract currently obligates the holder of the purchase contract to purchase, and the Company to sell, on May 16, 2005, a fraction of a share of the Company’s common stock equal to the “settlement rate.” The settlement rate is calculated as follows:

•	If the “applicable market value” of the Company’s common stock (described below) is equal to or greater than $36 per share, the settlement rate will be 0.6944.

•	If the applicable market value is less than $36 per share but greater than $28.60 per share, the settlement rate will be an amount equal to $25 divided by the “applicable market value.”

•	If the applicable market value is less than or equal to $28.60, the settlement rate will be 0.8741.

     The “applicable market value” will be the average of the closing price per share of the Company’s common stock on each of the 20 consecutive trading days between April 14, 2005 and May 11, 2005.

United States Securities and Exchange Commission
February 18, 2005

     The purpose of the consent solicitation is to afford more flexibility to the Company in settling the purchase contracts, but without materially changing the basic economic rights of holders. We have revised the consent solicitation statement to provide more background information and clearer disclosure of the Company’s purpose.

Discussion

     Generally, the question of whether amendments to the governing documents of a particular security will create a new security turns on whether the amendments substantially affect the legal rights and obligations of the holders of that security. See McGuigan & Aiken, Amendment of Securities, 9 Rev. of Sec. Reg. 935, 935 (1976); see also 2 Louis Loss & Joel Seligman, Securities Regulation 1086 (3d ed. 1989). Under various judicial decisions and SEC no-action letters, this standard has traditionally been met when the amendments would significantly alter the “basic financial terms” or the “basic nature” of existing securities, as opposed to amendments that adjust contractual rights of a lesser magnitude. See, Leaseco Corp. (avail. Oct 22, 1982) (where the SEC agreed to take no action in response to a request asserting that an amendment eliminating certain prohibitions on the payment of dividends could be “characterized accurately as an adjustment of contractual rights rather than a substantial modification constituting a change in the basic nature of the security”); Susquehanna Corp. (avail. June 29, 1979) (where the SEC agreed to take no-action in response to a request asserting that amendments designed to relax the restriction on dividend payments and to increase the rate of interest constitute merely a modification of contractual provisions, made in accordance with procedures provided in the indenture); Sheraton Corp. (avail. Nov. 24, 1978) (where the SEC agreed to take no-action in response to a request asserting that proposed amendments to indentures which would permit the return of substantial payments to the parent company and increase the rate of interest were merely modifying certain contractual provisions in the indenture). See also Abrahamson v. Fleschner, 568 F.2d 862 (2nd Cir. 1975) (holding that a new security arises only when there is a significant change in the nature of the investment or the investment risks) and Sowards, 11 Business Organizations, 2-140 (1994) (noting that new securities arise only in connection with a “fundamental change” in the nature of an investment). In addition, amendments that do not increase the security holder’s investment risk have been held to not involve the sale of a new security. Browning Debenture Holders’ Comm. v. DASA Corp., [1974-1975 Transfer Binder] Fed. Sec. L. Rep. (CCH ¶ 95,071, at 97,753 (S.D.N.Y. 1975), aff’d, 524 F.2d 811 (2d Cir. 1975).

     In light of the standards set forth above, we believe that the Company’s proposed consent solicitation should not be deemed an offer or sale of a new security. Other than granting the Company more flexibility in the consideration it may use to settle purchase contracts of consenting holders, all of the terms of the purchase contracts will remain the same and consenting holders and non-consenting holders will continue to vote together as a single class with respect to any future amendments to the purchase contracts. As reflected in the illustrative chart and accompanying commentary included on pages 2 to 3 of the Company’s revised

United States Securities and Exchange Commission
February 18, 2005

preliminary consent solicitation statement, the Company believes that all equity unit holders will receive equivalent value on May 16, 2005 under their purchase contracts, regardless of whether they deliver or withhold their consent and regardless of whether the Company elects to pay consenting holders with cash, shares of the Company’s common stock, or a combination of both. Because the value of consideration paid upon settlement of the purchase contracts would be based on the same “settlement rate” regardless of whether the Company settles in cash or stock, the Company believes that consenting holders will be subject to the same market risks that they agreed to assume in connection with making their investment decision to acquire the equity units. As such, we do not believe that holders are now being asked to make a new investment decision. In short, far from fundamentally altering basic rights or investment risks, the Company’s proposed amendments do not in our view change in any material respect any of the basic economic rights or risks of equity unit holders.

     The Company realizes that increases in the market value of its common stock after the “settlement rate” is established (based on average trading prices between April 14, 2005 and May 11, 2005) would not be reflected in the amount of cash consenting holders will receive on May 16, 2005. However, by the same token, consenting holders who receive cash would also be protected from declines in the market value of the common stock after the settlement rate is established. These consequences do not flow from any fundamental change in the nature of the purchase contracts, but rather from the opportunity the Company is affording to holders to consent to the proposed amendments. The Company has added disclosure to address this point on pages 5-6 of the revised preliminary consent solicitation statement. The Company believes that it is unlikely that the market price of its common stock will increase or decrease enough over such a short period of time to materially impact the comparative value of consideration received by different holders. Recently, the Company’s common stock has experienced relatively low trading volatility. (The Company’s trading beta for 2004 based on the S&P 500 Index was 0.62.)

     In addition to the foregoing, case law and SEC no-action letters provide that amendments to a security do not create a new security when made in accordance with the instrument governing the rights of the original security holders. See Sheraton Corp., supra, and Browning, supra (where the District Court rejected plaintiff’s argument that a reduction in the conversion price of outstanding debentures constituted a sale of a new security because the reduction was merely “a change in one term of the security, accomplished in the manner contemplated and expressly provided for at the time the security was issued”). We believe these decisions lend further support to our view that the Company’s proposals to not constitute an offer or sale of a new security. The Company’s purchase contract agreement that governs the rights of equity unit holders specifically permits the holders to give consents to amend the purchase contracts, and the consent solicitation, by its terms, would be conducted in accordance with the purchase contract agreement. As a result, the Company is soliciting consents in a manner contractually agreed upon by the equity unit holders at the time they made their investment decision to acquire the units. Put another way, the equity unit holders knowingly acquired their securities subject to the rights of the Company to effect changes in the manner now proposed. We further believe that the Company’s proposed changes are much less substantial than the debenture conversion price

United States Securities and Exchange Commission
February 18, 2005

amendments that the Browning court held to be insufficient to give rise to a new security. If changing a debenture conversion price can be effected without creating a new security, we believe the Company’s narrowly tailored proposals, which do not alter the manner in which the settlement rate will be determined, should merit the same conclusion.

     We do not believe that the Company’s plan to obtain separate CUSIP numbers and a New York Stock Exchange listing for the equity units of consenting holders should weigh in favor of a determination that the proposed amendments constitute the offer or sale of a new security. In order to properly settle purchase contracts in cash, the Company has sought new CUSIP numbers solely as an administrative tool to enable it to distinguish between equity units that are subject to the amendments and those that are not. Moreover, the Company is seeking a new NYSE listing solely to preserve the existing trading rights of equity unit holders and ensure that consenting and non-consenting holders enjoy the same trading rights. We are unaware of any method by which the Company could accomplish these objectives without obtaining separate CUSIP numbers and a new NYSE listing.

     Based on and subject to the foregoing, because both consenting holders and non-consenting holders of equity units will receive consideration of equivalent value upon settlement of the purchase contracts, we do not believe that the basic nature or basic financial terms of the purchase contracts will be materially affected by the proposed amendments. As a result, neither the consent solicitation nor the proposed amendments should constitute an offer or sale of a new security.

     Because the consent solicitation would not involve the sale, purchase or an offer for sale or purchase of any security, or effecting a transaction through which one security is substituted for another, we believe that Section 2(a)(3) of the Securities Act of 1933, Rule 145(a) thereunder, and Regulation 14E and Rule 13e-4 under the Securities Exchange Act of 1934 do not apply to the Company’s consent solicitation. In reaching this conclusion, we have carefully reviewed the types of reclassifications that could be considered “sales” under the Securities Act of 1933 pursuant to Rule 145(a)(1), and believe that the Company’s proposals — especially when accomplished in a voluntary consent solicitation expressly permitted under the instruments governing the equity units - are unlike any of these reclassification transactions, all of which involved the exchange of securities for a new class or substantial modifications to fundamental terms not previously contemplated.1

2.	As currently drafted, your consent solicitation statement is difficult to read due your overuse of legalese. For example, your cover page contains excessive legalese and complicated sentences that obscure the nature of the consent solicitation. As another

[1] Transactions considered to be “sales” pursuant to SEC no-action letters under Rule 145(a)(1) include (i) reclassifications of stock from non-voting to voting states (Trans World Airlines, Inc. (avail. Dec. 9, 1983)), (ii) reclassifications of common stock to add redemption rights (Coralta Resources Ltd. (avail. Nov. 22, 1982)), (iii) reclassifications of preferred stock into cash or a new class of preferred (American Can Co. (avail. May 12, 1980)), and (iv) reclassifications of preferred stock into common stock (Steiner Am. Corp. (avail. May 4, 1973)).

United States Securities and Exchange Commission
February 18, 2005

example, your description of the proposed amended provision regarding the use of cash proceeds is unclear such that it is difficult to determine what the proposed change is and its impact on you and your unit holders. Please revise this document to clearly and concisely describe the consent solicitation and its impact on your consenting and non-consenting holders. Consider providing illustrative examples of what unit holders will receive upon settlement assuming hypothetical closing prices of your common stock.

Response to Comment 2:

In response to your comment above, we have:

•	rewritten the entire consent solicitation statement in plain English

•	shortened and simplified the cover page

•	added a new section (entitled “The Proposed Amendments — Economic Effects of the Proposed Amendments”) that includes an illustrative table showing that consenting and non-consenting holders will receive equivalent value under their purchase contracts

•	added two other new sections (immediately after the new section referred to above) that describe other effects of the proposed amendments on consenting holders, non-consenting holders and the Company

•	added a new “Risk Factors” section.

Description of Proposed Amendments, page 1

3.	We note in the second full paragraph on page 2 that the company will settle all purchase contracts held by consenting holders no later than April 11, 2005. Please revise to also clearly state that the non-consenting holders will be able to continue to participate in the May 15, 2005 settlement under the terms of the original purchase contract.

Response to Comment 3:

     The purchase contracts of all holders, whether consenting or non-consenting, will be settled on May 16, 2005. Assuming the consent solicitation is successful, the Company has voluntarily undertaken to publicly announce by April 11, 2005 whether the it will settle the purchase contracts held by consenting holders in cash, stock or a combination of both. We have rewritten the cover page and other relevant sections of the preliminary consent solicitation statement to clarify this disclosure.

United States Securities and Exchange Commission
February 18, 2005

4.	Please disclose what the “Applicable Market Value” is.

Response to Comment 4:

     In the Company’s revised preliminary consent solicitation materials, we have defined “applicable market value” and shown in the new illustrative table how changes in the applicable market value impact the value of the consideration received by equity unit holders on May 16, 2005.

Certain Effects of the Proposed Amendments, page 2

5.	Your disclosure indicates that you intend to list the equity units of consenting holders on the NYSE. Please revise to disclose the status of your efforts to list the equity units and when you expect to know whether the NYSE will list the units. Specifically address whether you will be able to advise unit holders of the NYSE’s decision prior to the expiration date of the consent solicitation.

Response to Comment 5:

     In response to your comment above, we have:

•	significantly expanded the disclosure of the Company’s efforts to list the equity units to be held by consenting holders under a new section entitled “The Proposed Amendments — Effect of Proposed Amendments on Trading of Equity Units”

•	prominently disclosed the risk that the consent solicitation could adversely impact the trading of equity units in the new section referred to above (plus on the cover page and under the new “Risk Factors” section)

•	added an undertaking to update the holders on the status of the Company’s NYSE listing application by issuing a press release at least three business days prior to the expiration of the solicitation period.

     The Company would like to proceed with its proposed consent solicitation as soon as practicable. Accordingly, we would appreciate being advised of any additional comments at your earliest convenience and would welcome the opportunity to discuss with you the matters discussed above.

United States Securities and Exchange Commission
February 18, 2005

     We appreciate your assistance with this filing. If you have any questions or comments regarding the Company’s preliminary consent solicitation materials, please contact the undersigned at (504) 582-8386.

Sincerely,

/s/ Kenneth J. Najder

Kenneth J. Najder

cc:	Stacey W. Goff (via email)

Michele M. Anderson, Legal Branch Chief
(via telecopy 202-942-9594)

Reginald A. Norris, Staff Attorney
(via telecopy 202-942-9594)